UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. February 27, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported earnings today for the twelve months ended December 31, 2018 of US$439.8 million (US$1.67 per ADR), an increase from US$427.7 million (US$1.63 per ADR) reported for the twelve months ended December 31, 2017. Gross profit(3) reached US$782.3 million (34.5% of revenues) for the twelve months ended December 31, 2018, higher than US$762.5 million (35.3% of revenues) recorded for the twelve months ended December 31, 2017. Revenues totaled US$2,265.8 million for the twelve months ended December 31, 2018, representing an increase of 5.0% compared to US$2,157.3 million reported for the twelve months ended December 31, 2017.

The Company also announced earnings for the fourth quarter of 2018, reporting net income of US$108.6 million (US$0.41 per ADR) compared to US$110.5 million (US$0.42 per ADR) for the fourth quarter of 2017. Gross profit for the fourth quarter 2018 reached US$201.5 million; lower than the US$216.1 million recorded for the fourth quarter 2017. Revenues for the fourth quarter 2018 totaled US$565.2 million, a decrease of approximately 1.6% compared to the fourth quarter 2017, when revenues amounted to US$574.8 million.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “During 2018, our strong results were led by higher average prices in the lithium business line, higher specialty plant nutrient sales volumes, and higher average prices and sales volumes in the iodine business line. These factors offset the impact of the lower sales volumes of potassium chloride. The lithium market continued to grow at unprecedented levels. We believe that demand growth surpassed 25% in 2018, led by growth in the electric vehicle market. We believe electric vehicle penetration levels reached 2% in 2018, and we expect these levels to increase significantly in the future. As a result of strong demand growth, average prices in 2018 were significantly higher than prices reported in 2017; as anticipated, prices in the fourth quarter also remained strong. We believe lithium demand could grow at least 20% in 2019, and we will invest accordingly in this growing market.”

He continued by saying, “In recent weeks, the north of Chile, including areas near our operations, was impacted by heavy rains. Our first priority was the safety of our employees, and we are pleased to announce that no injuries were reported. Following this climactic event, we have been very active in helping the neighboring communities which were impacted, and suffered during the rain. Finally, while some of our facilities were not operating at 100% for a short period of time, we do not believe that there will be a lasting effect on our sales volumes or revenues in coming quarters. We will continue assessing any potential impacts of these rains, and will inform the market if anything relevant materializes.”

Growth projects

In 2018, we announced a three-stage expansion of our lithium carbonate operations in Chile. We will continue to work to bring our capacity to 180,000 MT/year in the coming years. We will evaluate our capacity, production and sales volumes based on market conditions and our strategy.

In Australia, we continue to move forward with the Mount Holland lithium project. A recent milestone for this project was Kidman’s receipt of necessary exemptions from the relevant expenditure requirement in relation to mining tenements from the Minister of Mines and Petroleum in Western Australia. We expect to complete the feasibility study during the second half of this year, at which time we believe we will have a better estimate associated with the capex and costs of the project.

Following record sales volumes of iodine in 2018, and given our leading position in the iodine market, we are always anticipating the future needs of our customer to ensure that market demand is met. We recently submitted an environmental permit for the Tente en el Aire project to modify our existing operations in Nueva Victoria, Chile. Our current production capacity of iodine is 14,000 MT/year, and this permit will allow us to increase capacity to support the market growth.

We continue to move forward on our nitrates expansion in Coya Sur, Chile with a total capex of US$70 million. We are working on several initiatives, the most important being the development of a new production facility, NPT4, that will be focused on the production of solar salts to let us supply this growing market.

The 2019 capex approved by the Board, which includes investments in Chile, Australia and maintenance capex, is US$360 million.

Segment Analysis

Lithium and Derivatives

Revenues from lithium and derivatives totaled US$734.8 million during the twelve months ended December 31, 2018, an increase of 14.0% compared to the US$644.6 million for the twelve months ended December 31, 2017.

Lithium and derivatives revenues increased 30.4% during the fourth quarter of 2018 compared to the fourth quarter of 2017. Total revenues amounted to US$233.9 million during the fourth quarter of 2018, compared to US$179.4 million in the fourth quarter of 2017.

Lithium and Derivatives Sales Volumes and Revenues:

		12M2018	12M2017	2018/2017
Lithium and Derivatives	Th. MT	45.1	49.7	-4.6	-9%
Lithium and Derivatives Revenues	MUS$	734.8	644.6	90.2	14%
Lithium and Derivatives	Th. MT	14.7	13.2	1.5	11%
Lithium and Derivatives Revenues	MUS$	233.9	179.4	54.5	30%

The lithium market continued its strong growth in 2018, with total demand growth surpassing 27% according to our estimates. Demand growth was led by demand related to electric vehicles, we believe that full electric vehicle penetration rates reached 2% in 2018, and this number is expected to over double in the next five years. Demand in 2019 should be at least 20% greater than total demand in 2018.

Our average prices in 2018, increased over 25% compared to the previous year, and we were able to capture a significant price premium compared to many of our competitors during the same period. New supply is entering the market, which could impact our ability to maintain this price premium in 2019. However, there are several lithium grades of different qualities available in the lithium market, and not all products are sold at the same price; we do not believe that all lithium supply entering the market is suitable for all customers. We will focus on providing a high-quality lithium to our customers in 2019. We will also rebuild some inventories this year, and as a result of this, we believe our sales volumes in 2019 could be slightly higher to sales volumes seen in 2018.

Gross profit(4) for the Lithium and Derivatives segment accounted for approximately 53% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

Specialty Plant Nutrition (SPN)

Revenues from the SPN business line for the twelve months ended December 31, 2018 totaled US$781.8 million, an increase of 12.1% compared to $697.3 million reported for the twelve months ended December 31, 2017.

Fourth quarter 2018 revenues reached US$174.4 million, 6.2% lower than the US$185.9 million reported in the fourth quarter of 2017.

Specialty Plant Nutrition Sales Volumes and Revenues:

		12M2018	12M2017	2018/2017
Specialty Plant Nutrition Total Volumes	Th. MT	1,082.6	966.2	116.4	12%
Sodium Nitrate	Th. MT	25.0	26.7	-1.7	-6%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	673.4	601.4	72.0	12%
Specialty Blends	Th. MT	242.5	209.0	33.5	16%
Other specialty plant nutrients (*)	Th. MT	141.7	129.1	12.5	10%
Specialty Plant Nutrition Revenues	MUS$	781.8	697.3	84.5	12%

		4Q2018	4Q2017	2018/2017
Specialty Plant Nutrition Total Volumes	Th. MT	237.7	254.2	-16.5	-6%
Sodium Nitrate	Th. MT	2.2	8.1	-5.9	-73%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	138.4	152.7	-14.3	-9%
Specialty Blends	Th. MT	62.4	56.9	5.5	10%
Other specialty plant nutrients (*)	Th. MT	34.8	36.5	-1.8	-5%
Specialty Plant Nutrition Revenues	MUS$	174.4	185.9	-11.5	-6%

*	Includes trading of other specialty fertilizers.

The potassium nitrate market remained strong this year, and we believe it grew approximately 6% in 2018. Sales volumes during 2018 for this business line increased 12% compared to 2017, due to demand growth and limited supply from our competitors. Sales volumes in the fourth quarter were lower than the third quarter as a result of seasonality and additional supply in the market. Average prices during 2018 remained flat compared to prices reported the previous year.

We believe that demand growth of potassium nitrate will be approximately 6% in 2019. SQM expects that new supply will continue to enter the market this year. As part of our ongoing strategy in the potassium nitrate market, we will continue to invest in this growing market.

SPN gross profit accounted for approximately 22% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the twelve months ended December 31, 2018 were US$325.0 million, an increase of 28.9% compared to US$252.1 million generated for the twelve months ended December 31, 2017.

Revenues from sales of iodine and derivatives for the fourth quarter of 2018 amounted to US$81.9 million, an increase of 34.7% compared to US$60.8 million achieved during the fourth quarter of 2017.

Iodine and Derivative Sales Volumes and Revenues:

		12M2018	12M2017	2018/2017
Iodine and Derivatives	Th. MT	13.3	12.7	0.6	5%
Iodine and Derivatives Revenues	MUS$	325.0	252.1	72.8	29%

		4Q2018	4Q2017	2018 /2017
Iodine and Derivatives	Th. MT	3.2	2.9	0.2	8%
Iodine and Derivatives Revenues	MUS$	81.9	60.8	21.1	35%

Higher iodine revenues in 2018 were the result of higher sales volumes and higher average prices. Our sales volumes in 2018 reached 13,300 MT, over 5% more than sales volumes reported in 2017, and setting a new company record. We closed the fourth quarter with average prices of almost US$26/kg, exceeding our original expectations.

The iodine market grows consistently between 2-4% per year, and 2019 should be no different. As the largest player in this market, we believe it is important to plan for the future, meet the growing needs of our customers. For this reason, we submitted the environmental permit for an expansion of which will allow us to increase our capacity and meet future demand growth.

Gross profit for the Iodine and Derivatives segment accounted for approximately 14% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for 2018 totaled US$267.4 million, a 29.5% decrease compared to the US$379.3 million reported for the twelve months ended December 31, 2017.

Potassium chloride and potassium sulfate revenues decreased 39.2% in the fourth quarter of 2018, totaling US$47.7 million compared to the US$78.4 million reported for the fourth quarter of 2017.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		12M2018	12M2017	2018/2017
Potassium Chloride and Potassium Sulfate	Th. MT	831.8	1.344.3	-512.6	-38%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	267.5	379.3	-111.9	-29%

		4Q2018	4Q2017	2018 /2017
Potassium Chloride and Potassium Sulfate	Th. MT	129.4	262.0	-132.6	-51%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	47.7	78.4	-30.7	-39%

Global demand in the potassium chloride market grew to approximately 66 million tons in 2018, growing about 3% when compared to last year. Prices in this market also increased during the year, and average prices in the business line increased 14% in 2018 compared to the previous year. Despite higher average prices, revenues in the potassium chloride and potassium sulfate business line decreased as anticipated, with sales volumes 38% lower during 2018 compared to 2017.

These lower sales volumes were a result of our production limitations as we focused our production efforts in the Salar de Atacama on increasing lithium yields. Furthermore, as a result of environmental compliance plan that was approved by the Chilean Environmental Authority (SMA) at the end of the year, we are temporarily extracting less brine than we had in the past. We had previously announced that potassium chloride and potassium sulfate sales volumes could decrease significantly in 2019 when compared to 2018, we now believe that sales volumes for 2019 will be below 500,000 MT.

Gross profit for Potassium Chloride and Potassium Sulfate business line accounted for approximately 6% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

Industrial Chemicals

Industrial chemicals revenues for the twelve months ended December 31, 2018 reached US$108.3 million, a 20.1% decrease compared to US$135.6 million for the twelve months ended December 31, 2017.

Revenues for the fourth quarter of 2018 totaled US$13.7 million, a decrease of 74.9% compared to US$54.6 million for the fourth quarter of 2017.

Industrial Chemicals Sales Volumes and Revenues:

		12M2018	12M2017	2018/2017
Industrial Nitrates	Th. MT	135.9	167.6	-31.7	-19%
Industrial Chemicals Revenues	MUS$	108.3	135.6	-27.3	-20%

		4Q2018	4Q2017	2018 /2017
Industrial Nitrates	Th. MT	18.1	64.4	-46.2	-72%
Industrial Chemicals Revenues	MUS$	13.7	54.6	-40.9	-75%

In 2018, we sold approximately 47,000 MT of solar salts, we expect to sell a similar amount this year.

Gross profit for the Industrial Chemicals segment accounted for approximately 5% of SQM’s consolidated gross profit for the twelve months ended December 31, 2018.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$48.5 million in the twelve months ended December 31, 2018, the same as the US$48.5 million for the twelve months ended December 31, 2017.

Financial Information

Administrative Expenses

Administrative expenses totaled US$118.1 million (5.2% of revenues) for the twelve months ended December 31, 2018, compared to US$101.2 million (4.7% of revenues) recorded during the twelve months ended December 31, 2017.

Net Financial Expenses

Net financial expenses for the twelve months ended December 31, 2018 were US$37.4 million, compared to US$36.6 million recorded for the twelve months ended December 31, 2017.

Income Tax Expense

Income tax expense reached US$179.0 million for the twelve months ended December 31, 2018, representing an effective tax rate of 28.8%, compared to an income tax expense of US$166.2 million during the twelve months ended December 31, 2017. The Chilean corporate tax rate was 27.0% during the 2018 period and 25.5% during the 2017 period.

Other

The adjusted EBITDA margin was approximately 39.1% for the twelve months ended December 31, 2018. Adjusted EBITDA margin for the twelve months ended December 31, 2017 was approximately 41.8%. The adjusted EBITDA margin for the fourth quarter of 2018 was approximately 38.4%.

Notes:

1)	Net income refers to the comprehensive income attributable to controlling interests.
2)	Adjusted EBITDA = gross profit - administrative expenses + depreciation and amortization. Adjusted EBITDA margin = Adjusted EBITDA/revenues.
3)	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
4)	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line.

Balance Sheet

(US$ Millions)	As of Dec. 31,	As of Dec. 31,
	2018	2017

Total Current Assets	2,399.6	2,466.3
Cash and cash equivalents	556.1	630.4
Other current financial assets	312.7	367.0
Accounts receivable (1)	509.4	506.0
Inventory	913.7	902.1
Others	107.7	60.8

Total Non-current Assets	1,868.5	1,830.0
Other non-current financial assets	17.1	42.9
Investments in related companies	111.5	146.4
Property, plant and equipment	1,454.8	1,429.4
Other Non-current Assets	285.0	211.3

Total Assets	4,268.1	4,296.2

Total Current Liabilities	555.7	748.0
Short-term debt	23.6	220.3
Others	532.1	527.7

Total Long-Term Liabilities	1,574.6	1,300.7
Long-term debt	1,330.4	1,031.5
Others	244.2	269.2

Shareholders' Equity before Minority Interest	2,085.5	2,246.1

Minority Interest	52.3	59.6

Total Shareholders' Equity	2,137.8	2,247.5

Total Liabilities & Shareholders' Equity	4,268.1	4,296.2

Liquidity (2)	4.3	3.3

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

Income Statement

			For the twelve months ended Dec. 31,
(US$ Millions)	For the 4th quarter
	2018	2017	2018	2017

Revenues	565.2	574.8	2,265.8	2,157.3

Lithium and Lithium Derivatives	233.9	179.4	734.8	644.6
Specialty Plant Nutrition (1)	174.4	185.9	781.8	697.3
Iodine and Iodine Derivatives	81.9	60.8	325.0	252.1
Potassium Chloride & Potassium Sulfate	47.7	78.4	267.5	379.3
Industrial Chemicals	13.7	54.6	108.3	135.6
Other Income	13.8	15.7	48.5	48.5

Cost of Goods Sold	(313.7)	(303.4)	(1,262.0)	(1,154.3)
Depreciation and Amortization	(50.0)	(55.3)	(221.5)	(240.5)

Gross Profit	201.5	216.1	782.3	762.5

Administrative Expenses	(34.6)	(28.6)	(118.1)	(101.2)
Financial Expenses	(17.8)	(12.3)	(59.9)	(50.1)
Financial Income	6.0	4.7	22.5	13.5
Exchange Difference	(7.2)	(1.9)	(16.6)	(1.3)
Other	14.9	(23.7)	10.9	(28.8)

Income Before Taxes	162.9	154.3	621.0	594.6

Income Tax	(52.7)	(42.8)	(179.0)	(166.2)

Net Income before minority interest	110.2	111.5	442.1	428.4

Minority Interest	(1.5)	(1.0)	(2.2)	(0.7)

Net Income	108.6	110.5	439.2	427.7
Net Income per Share (US$)	0.41	0.42	1.67	1.63

(1)	Includes other specialty fertilizers

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Pablo Pisani / Pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: February 27, 2019

/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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